SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* VA Partners, L.L.C. (See Note 1)	2. Date of Event Requiring Statement (Month/Day/Year) July 10, 2001 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Redwood Trust, Inc. (RWT)
(Last) (First) (Middle) One Maritime Plaza, Suite 1400	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director XX 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year)
(Street) San Francisco, California 94111		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person XXForm filed by More than One Reporting Person
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	983,300	I	See Note 2
Common Stock	20,000	D	See Note 3

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

1. The reporting persons (the "Reporting Persons") consist of VA Partners, L.L.C. ("VA Partners"), ValueAct Capital Partners, L.P. ("ValueAct Partners"), Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin. ValueAct Partners is a Delaware limited partnership, the principal business of which is investing in securities. VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services and to serve as the General Partner of ValueAct Partners. Messers. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners. Each Reporting Person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

2. These securities are owned by investment advisory accounts of VA Partners or investment pools of which it is the investment adviser or general partner, including ValueAct Partners. Each Reporting Person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such Reporting Person's pecuniary interest.

3. These securities are owned directly by Mr. Ubben.

Dated: July 20, 2001
ValueAct Capital Partners L.P., by VA Partners, L.L.C., its General Partner By: /s/ George F. Hamel, Jr. Managing Member, VA Partners, L.L.C.	VA Partners, L.L.C. By: /s/ George F. Hamel, Jr. Managing Member
/s/ Jeffrey W. Ubben	/s/ George F. Hamel, Jr.	/s/ Peter H. Kamin

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.

Joint Filer Information

Name: ValueAct Capital Partners L.P

Address: One Maritime Plaza, Suite 1400, San Francisco, CA 94111

Designated Filer: VA Partners, L.L.C.

Issuer and Ticker Symbol: Redwood Trust, Inc. (RWT)

Statement for Month/Year: July 2001

ValueAct Capital Partners L.P., by VA Partners, L.L.C., its General Partner By: /s/ George F. Hamel, Jr. Managing Member

Name: George F. Hamel, Jr.

Address: One Maritime Plaza, Suite 1400, San Francisco, CA 94111

Designated Filer: VA Partners, L.L.C.

Issuer and Ticker Symbol: Redwood Trust, Inc. (RWT)

Statement for Month/Year: July 2001

Signature: /s/ George F. Hamel, Jr.

Name: Jeffrey W. Ubben

Address: One Maritime Plaza, Suite 1400, San Francisco, CA 94111

Designated Filer: VA Partners, L.L.C.

Issuer and Ticker Symbol: Redwood Trust, Inc. (RWT)

Statement for Month/Year: July 2001

Signature: /s/ Jeffrey W. Ubben

Name: Peter H. Kamin

Address: One Maritime Plaza, Suite 1400, San Francisco, CA 94111

Designated Filer: VA Partners, L.L.C.

Issuer and Ticker Symbol: Redwood Trust, Inc. (RWT)

Statement for Month/Year: July 2001

Signature: /s/ Peter H. Kamin